WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 10
                          Supplement Dated July 25, 2003
                      To Prospectus Dated November 14, 2001

         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 10 dated November 14, 2001, the multiple-page supplement to prospectus dated February 28, 2003, and the single-page supplement to prospectus dated February 28, 2003. The single-page supplement is not for use in all states.

TABLE OF CONTENTS

                                                                            Page
Status of Series 10 Offering...................................................1
Local Limited Partnership Investments..........................................1
Federal Income Tax Considerations..............................................4

STATUS OF SERIES 10 OFFERING

         Series 10 is now offering a maximum of 25,000 Units on the terms set forth in the prospectus. As of the date hereof, Series 10 has received subscriptions in the amount of $5,159,000 (5,159 Units). Of the total, $165,000 currently is represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

         Series 10 has acquired interests in:

o        Catoosa Senior Village, L.P., a Georgia limited partnership; and
o        Melodie Meadows Associates, Ltd., an Alabama limited partnership.

These entities are referred to herein as local limited partnerships.

o Catoosa owns the Catoosa Senior Village Apartments in Calhoun, Georgia; and
o Melodie owns the Melodie Meadows Apartments in Glencoe, Alabama.

         WNC & Associates, Inc. believes that Series 10 is reasonably likely to retain an interest in the local limited partnerships identified herein. However, Series 10 may not do so as a result of one or more factors. For example, a local limited partnership identified herein may fail to satisfy one or more conditions precedent to the further investment of Series 10. Series 10 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of an acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 10 to retain an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 10.

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

         The following tables contain information concerning the local limited partnerships identified herein and their respective properties:

---------------- ------------- ------------ ----------- ----------- ------------- -------------- ------------ ------------
                                            ESTIMATED
                                            OR ACTUAL   ESTIMATED                                PERMANENT    ANTICIPATED
                 PROJECT                    CONSTRUC-   DEVELOPMENT                              MORTGAGE     AGGREGATE
LOCAL            NAME AND                   TION        COST        NUMBER OF     BASIC          LOAN         TAX
LIMITED          NUMBER        LOCATION     COMPLETION  (INCLUDING  APARTMENT     MONTHLY        PRINCIPAL    CREDITS
PARTNERSHIP      OF BUILDINGS  OF PROPERTY  DATE        LAND COST)  UNITS         RENTS          AMOUNT       (1)
---------------- ------------- ------------ ----------- ----------- ------------- -------------- ------------ ------------
---------------- ------------- ------------ ----------- ----------- ------------- -------------- ------------ ------------
CATOOSA          Catoosa       Calhoun      May 2003    $4,912,000  28 1BR Units  $271-325       $2,382,000   $2,663,160
                 Senior        (Gordon                              32 2BR Units  $325-345       GHFA (3)     (4)
                 Village       County),
                 Apartments    Georgia

                 4  buildings
                 (2)
---------------- ------------- ------------ ----------- ----------- ------------- -------------- ------------ ------------
---------------- ------------- ------------ ----------- ----------- ------------- -------------- ------------ ------------
MELODIE          Melodie       Glencoe      April 2003  $2,993,490  6 1BR Units   $225           $75,000      $2,230,330
                 Meadows       (Etowah                              34 2BR Units  $250           RB (5)
                 Apartments    County),
                               Alabama                                                           $1,101,260
                 11                                                                              AHFA (6)
                 buildings
                 (2)
                                                                                                 $50,000
                                                                                                 NEACAA
                                                                                                 (7)

---------------- ------------- ------------ ----------- ----------- ------------- -------------- ------------ ------------

1. Low income housing tax credits are available over a 10-year period. In the first credit year, Series 10 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 10 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2.   Senior property.

3. Georgia Housing and Finance Authority will provide the mortgage loan for a term of 20 years at an annual interest rate of 1% per annum. Principal and interest will be payable monthly based on a fixed amortization schedule. Outstanding principal and interest will be due and payable upon maturity of the loan.

4. Catoosa also will generate Georgia state tax credits in an anticipated aggregate amount equal to the anticipated Federal tax credits. Another partnership affiliated with WNC & Associates, Inc. will be a limited partner of the local limited partnership and will be allocated the Georgia state tax credits, as well as a nominal interest in the Federal tax items. See the discussion under "Investment Objectives and Policies - Terms of the Local Limited Partnership Agreements - Interests in Profits, Losses and Distributions" in the prospectus.

5. Regions Bank will provide the first mortgage loan for a term of 20 years at an annual interest rate of 9% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

6. Alabama Housing Finance Authority, using HOME funds, will provide the second mortgage for a term of 20 years at an annual interest rate of 0.5% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

7. North East Alabama Community Action Agency will provide the third mortgage for a term of 20 years at an annual interest rate of 4.5% per annum. Principal and interest will be payable monthly based on a 20-year amortization schedule.

Calhoun (Catoosa): Calhoun is in Gordon County, Georgia on Interstate Highway 75, approximately 70 miles northwest of Atlanta. The population of the market area is approximately 44,000. The major employers for Calhoun residents are Mohawk Industries (manufacturing), Dixie Yarn Group (manufacturing/fabric) and Gordon County Schools.

Glencoe (Melodie): Glencoe is in Etowah County, Alabama on U.S. Highway 431, approximately 62 miles northeast of Birmingham. The population of the market area for seniors age 55 and over is approximately 12,500. The major employers for Glencoe residents are Goodyear Tire, Tyson Foods and the local school system.

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

---------------- --------------- ---------------- --------------- ---------------- -------------------- --------------------
                                                  LOCAL                            SHARING RATIOS
LOCAL            LOCAL                            GENERAL         SHARING          ALLOCATIONS (4) AND
LIMITED          GENERAL         PROPERTY         PARTNER         RATIOS:          SALE OR REFINANCING  SERIES 10'S CAPITAL
PARTNERSHIP      PARTNER         MANAGER (1)      FEES (2)        CASH FLOW (3)    PROCEEDS (5)         CONTRIBUTION (6)
---------------- --------------- ---------------- --------------- ---------------- -------------------- --------------------
CATOOSA          BC Holdings,    GEM Management   $574,000        Series 10:       99.97/.01/.01/.0     $1,996,970 (9)
                 LLC             Company, Inc.                    $1,000,          30/70
                 (7)             (8)                              adjusted by
                                                                  the CPI
                 Tift County
                 Residential                                      LGP: $1,000
                 Housing
                 Corporation                                      The balance:
                 (7)                                              25% to Series
                                                                  10 and 75% to
                                                                  the LGP
---------------- --------------- ---------------- --------------- ---------------- -------------------- -------------------
MELODIE          Eagle Creek     Barron Land      $390,000        Series 10:       99.98/.01/.01        $1,638,965
                 Partners,       Company, Inc.                    $1,500           29.99/.01/70
                 Inc. (10)       (11)
                                                                  LGP: 70% of
                 Lowell R.                                        the balance
                 Barron II
                 (10)                                             The balance:
                                                                  29.99% to
                                                                  Series 10,
                                                                  0.01% to the
                                                                  special
                                                                  limited
                                                                  partner, and
                                                                  70% to the LGP
---------------- --------------- ---------------- --------------- ---------------- ------------------- --------------------

1. Each local limited partnership will employ either its local general partners or an affiliate of its local general partners, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. Each local limited partnership will pay its local general partners or an affiliate of its local general partners fees for various services, including organization, development, land acquisition, syndication, incentive management and the like.

3. Reflects the amount of the net cash flow from operations, if any, to be distributed to the local general partners of each local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee and any deferred amount thereof.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of (A) in the case of Catoosa, (i) Series 10, (ii) an affiliate of WNC & Associates, Inc. which will be investing in the Georgia state tax credits, (iii) WNC Housing, L.P., an affiliate of WNC & Associates, Inc. which is the special limited partner, and (iv) the local general partners; and (B) in the case of Melodie, (i) Series 10, (ii) WNC Housing, L.P., and (iii) the local general partners.

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 10, and (ii) the local general partners. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

6. Series 10 normally will make its capital contributions to a local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. In the case of a completed apartment complex, Series 10 may pay its capital contributions in full at the time of its acquisition of the local limited partnership. Series 10 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. The general partners of Catoosa are BC Holdings, LLC and Tifton County Residential Housing Corporation. Jerry Braden, managing member of BC Holdings, LLC, has 30 years of experience in affordable housing. Since 1991, he has developed 15 affordable housing complexes throughout Georgia. The guarantors of the project are Jerry and Annamarie Braden, ages 58 and 50, respectively. They have represented to Series 10 that they had a net worth in excess of $1,800,000 as of July 2002.

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

8. GEM Management Company, Inc. will be the property manager. GEM Management Company, Inc. manages more than 4,750 affordable multifamily units, including 62 tax credit properties containing 1,919 units.

9. The WNC partnership investing in Georgia state tax credits will make a capital contribution in the anticipated amount of $532,579. A portion of the local general partners' fees will be paid therefrom.

10. The General Partners are Lowell R. Barron, II and Eagle Creek Partners, Inc. Mr. Barron has in excess of 10 years of experience developing affordable housing and has developed 558 multifamily units throughout Alabama. Eagle Creek Partners, Inc. was recently formed by Mr. Barron, primarily to construct and manage low-income housing apartments. The guarantor of the project is Mr. Barron, age 32. He has represented to Series 10 that he had a net worth in excess of $2,700,000 as of March 2002.

11. Barron Land Company, Inc., formed in 1985, has more than 566 units of affordable multi-family housing and 522 tax credit units under management. The president of Barron Land Company, Inc. is Lowell R. Barron.

FEDERAL INCOME TAX CONSIDERATIONS

Tax Legislation

         On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. The 2003 Act includes several provisions which impact the tax discussion included in the prospectus and supplemental sales materials being used by Series 10 in connection with its offering of Units. The prospectus includes such discussions in the "Federal Income Tax Considerations" section of the prospectus under the heading "Other Important Tax Considerations - Tax Rates" and " - Alternative Minimum Tax," and elsewhere. The following information supersedes the corresponding information included in all sections of the prospectus, and the corresponding information included in the supplemental sales literature.

         Alternative Minimum Tax. Prior to the 2003 Act, the exemption amounts for the alternative minimum tax were $49,000 for 2003 and 2004, and $45,000 thereafter, for married individuals filing a joint return, and $35,750 for 2003 and 2004, and $33,750 thereafter, for single individuals. The 2003 Act increases the exemptions for 2003 and 2004 to $58,000 for married individuals filing a joint return, and $40,250 for single individuals. The phase-out discussed in the prospectus still applies. The effect of this provision should be to reduce the number of taxpayers paying alternative minimum tax in 2003 and 2004.

         Regular Tax Rates and Liability. The 2003 Act includes several provisions that impact the calculation of regular income tax liability. The prospectus discusses the reductions in the 28%, 31%, 36% and 39.6% marginal tax brackets which were to have become effective in 2004 and 2006. The 2003 Act accelerates these changes to 2003.

         The 2003 Act increases the standard deduction for a married couple filing jointly for 2003 and 2004 to 200% of the standard deduction for single persons. Previously, the standard deduction was 174% and 184% of the single persons' deduction for 2003 and 2004. The 2003 Act also increases the size of the 15% regular tax bracket for joint returns to 200% of the width of the 15% bracket for single filers in 2003 and 2004. For taxable years after 2004, the 200% level will revert to levels under law as in effect prior to the 2003 Act. Additionally, the 2003 Act accelerates the increase in the taxable income levels for the 10% rate bracket previously scheduled for 2008 to be effective in 2003 and 2004. For taxable years after 2004, the income levels for the 10% bracket will revert to levels under law as in effect prior to the 2003 Act.

         Capital Gains and Dividends Provisions. Prior to the 2003 Act, adjusted net capital gain was taxed at a rate of 10% for taxpayers in the 10% and 15% brackets, and 20% for other taxpayers, and dividend income was taxed at the recipient's ordinary income rate. Adjusted net capital gain is net capital gain reduced by the sum of 28%-rate gain and unrecaptured Section 1250 gain. For tax years ending on or after May 6, 2003, and beginning before January 1, 2009, the 2003 Act reduces the 10% and 20% rates for adjusted net capital gain to 5% and 15%. The 5% rate is reduced to zero after 2008. For tax years beginning after December 31, 2002, and before January 1, 2009, dividend income is generally taxed at the same rates as adjusted net capital gain.

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